March 5, 2020

James W. Noyce
Chairman of the Board
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, IA 50266

       Re: West Bancorporation, Inc.
           Registration Statement on Form S-3
           Filed February 28, 2020
           File No. 333-236740

Dear Mr. Noyce:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julia Griffith at 202-551-3267 with any questions.




                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance